News Release	No. 08-154 April 14, 2008

Platinum Group Reports Second Quarter Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group”) announces the publication of the Company’s unaudited financial results for the quarter ended February 29, 2008. For complete details of the February 29, 2008 financial statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov/edgar/searchedgar/webusers.htm).

The Company’s cash position consisting of cash and short term investments at February 29, 2008 was $7.5 million, including $1.06 million in project funding held on behalf of the partners of the Western Bushveld Joint Venture (“WBJV”). The Company’s cash is invested with the Royal Bank of Canada in guaranteed investment certificates or is held in a current account. The Company also held marketable securities at quarter end with a market value of $2.1 million. All amounts herein are reported in Canadian dollars unless otherwise specified. None of the Company’s cash has been invested in asset backed commercial paper.

Accounts receivable at quarter end totalled $1,130,201 while accounts payable amounted to $1.27 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in South Africa while accounts payable were due mostly for drilling, sampling, geophysical and engineering work conducted on the WBJV.

Global exploration expenditures for the Company’s account for the six months, including the Company’s share of WBJV expenditures, totaled $4,633,096 (2007 - $1,781,284). Of this $4,226,334 was for the WBJV (2007 - $1,565,179) and $406,762 was for other exploration (2007 - $216,105). After meeting its earn in requirements in April 2006, Platinum Group is currently responsible for its 37% pro-rata share of expenditures for the WBJV. Total WBJV expenditures during the six month period by all Joint Venture partners totaled $10,835,433 (2007 - $4,230,213).

The Company’s loss for the six months ended February 29, 2008 amounted to $2.6 million or $0.04 per share as compared to $3.5 million or $0.06 per share for the prior year’s six months ended February 28, 2007. The current loss includes $392,197 as a non-cash charge for Stock Based Compensation (2007 - $580,976). The loss for the same period in 2007 included a charge for the write-off of Canadian mineral property acquisition and deferred exploration costs of $1.32 million. General overhead and administration costs for the quarter amounted to $2.5 million (2007 - $1.8 million) before interest income earned of $182,916 (2007 - $177,854). The increase in general and administrative costs in the quarter is primarily the result of the Company’s increased activity level in South Africa and increased staffing levels as the Company prepares for potential project development in South Africa.

During the six months the Company raised funding of $685,375 by issuance of 614,000 shares for the exercise of stock options.

The Company’s key project is its 37% interest in the WBJV, a platinum exploration and development project on combined mineral rights covering approximately 72 square kilometres on the Western Bushveld Complex of South Africa.

The Company is primarily focused on the completion of a feasibility study for Project 1 of the WBJV and on obtaining relevant permitting from the Government of South Africa. Completion and announcement of the feasibility study results by the Company as operator of the WBJV is expected before June 30, 2008. The feasibility study will be used for a project build decision and if implemented the Company would then need to complete project financing for its share of capital costs and expand its capabilities as operator. Permit applications are in process.

Subsequent to the end of the period, on March 31, 2008, Wesizwe Platinum Ltd. (JSE:WEZ) published a feasibility study for their Frischgewaagd-Ledig Project. The Project 2 area of the WBJV comprises a 50% interest in the minerals underlying approximately 70% of the surface area Frischgewaagd-Ledig Project.  For more information please refer to our press release dated April 1, 2008.

During the period the Company continued the exploration of the Project 3 area of the WBJV. Work consisted primarily of a joint 3D seismic survey completed by the partners of the WBJV and neighbouring interests, exploration drilling and geotechnical drilling.

About Platinum Group Metals Ltd.
Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.
“Frank R. Hallam”
Chief Financial Officer and Director
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For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 www.platinumgroupmetals.net

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.